Exhibit 99.14

DHX Media Ltd.

Unaudited Interim Condensed Consolidated

Financial Statements

September 30, 2013

(expressed in thousands of Canadian dollars)

November 14, 2013

Management’s Report

The accompanying unaudited interim condensed consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and supplemental information of DHX Media Ltd. (the “Company”) are the responsibility of management and have been approved by the Audit Committee of the Board of Directors (the “Board”). The unaudited interim condensed consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”). The unaudited interim condensed consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgements and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the unaudited interim condensed consolidated financial statements management must make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

In fulfilling its responsibilities, management has developed and maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the financial records are reliable for preparation of the financial statements. The Audit Committee of the Board of Directors reviewed and approved the Company’s unaudited consolidated financial statements and recommended their approval by the Board of Directors.

(signed) “Michael Donovan”	(signed) “Dana Landry”
Chief Executive Officer	Chief Financial Officer
Halifax, Nova Scotia	Halifax, Nova Scotia

DHX Media Ltd.
Unaudited Interim Condensed Consolidated Balance Sheet
As at September 30, 2013 and June 30, 2013

(expressed in thousands of Canadian dollars)

	September 30,	June 30,
	2013	2013
	$	$
Assets

Current assets

Cash	7,098	12,640
Restricted cash (note 8 (b))	109	1,278
Amounts receivable (note 5)	78,004	72,849
Prepaid expenses and deposits	2,434	2,763
Investment in film and television programs (note 6)	132,176	116,994

	219,821	206,524

Long-term amounts receivable	2,170	3,177
Deferred financing fees	633	684
Property and equipment	4,922	4,924
Long-term investment	330	330
Intangible assets	28,933	27,956
Goodwill (notes 4 (i) and 7)	89,472	81,840

	346,281	325,435
Liabilities

Current liabilities

Bank indebtedness (note 8)	7,483	5,000
Accounts payable and accrued liabilities (note 4 (i))	51,470	45,932
Deferred revenue	10,959	19,753
Other liability	445	445
Interim production financing (note 8)	31,169	37,676
Current portion of long-term debt and obligations under capital lease (note 8 (c))	5,984	3,977

	107,510	112,783

Long-term debt and obligations under capital lease (note 8)	65,346	45,466
Long-term deferred revenue	1,086	707
Deferred income taxes (notes 4 (i) and 10)	6,010	3,604

	179,952	162,560

Shareholders’ Equity (note 9)	166,329	162,875

	346,281	325,435
Commitments and contingencies (note 14)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Condensed Consolidated Statement of Changes in Equity

(expressed in thousands of Canadian dollars)

					Accumulated
		Share			Other	Retained
	Common	purchase		Contributed	comprehensive	Earnings
	shares	financing	Warrants	surplus	income (loss)	(deficit)	Total
	$	$	$	$	$	$	$
Balance - June 30, 2012	65,841	(85)	–	11,102	232	1,810	78,900

Net loss for the period	–	–	–	–	–	(72)	(72)
Other comprehensive loss for the period	–	–	–	–	(422)	–	(422)
Comprehensive loss for the period	–	–	–	–	(422)	(72)	(494)
Repayment of share purchase financing	–	1	–	–	–	–	1
Interest received on share purchase financing	–	1	–	–	–	–	1
Compensation expense on share purchase financing	–	32	–	–	–	–	32
Share-based compensation	–	–	–	65	–	–	65
Warrant expense	–	–	390	–	–	–	390
Shares issued pursuant to the employee share purchase plan (“ESPP”)	3	–	–	–	–	–	3

Balance - September 30, 2012	65,844	(51)	390	11,167	(190)	1,738	78,898

Net income for the period	–	–	–	–	–	1,932	1,932
Other comprehensive loss for the period	–	–	–	–	(2,610)	–	(2,610)
Comprehensive income (loss) for the period	–	–	–	–	(2,610)	1,932	(678)
Shares issued pursuant to the ESPP	29	–	–	–	–	–	29
Repayment of share purchase financing	–	1	–	–	–	–	1
Issued for cash consideration, net of costs and tax effect	17,616	–	–	–	–	–	17,616
Cookie Jar acquisition	67,403	–	–	–	–	–	67,403
Stock options exercised	433	–	–	(152)	–	–	281
Dividends paid	–	–	–	–	–	(1,535)	(1,535)
Share cancelled pursuant to an employee loan forgiven	(50)	50	–	–	–	–	–
Share-based compensation	–	–	–	860	–	–	860

Balance - June 30, 2013	151,275	–	390	11,875	(2,800)	2,135	162,875

Net income for the period	–	–	–	–	–	2,158	2,158
Other comprehensive income for the period	–	–	–	–	1,306	–	1,306
Comprehensive income for the period	–	–	–	–	1,306	2,158	3,464
Stock options exercised	774	–	–	(256)	–	–	518
Share-based compensation	–	–	–	590	–	–	590
Dividends accrued	–	–	–	–	–	(1,132)	(1,132)
Shares issued pursuant to the ESPP	14	–	–	–	–	–	14

Balance - September 30, 2013	152,063	–	390	12,209	(1,494)	3,161	166,329

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Condensed Consolidated Statement of Income
For the three-month periods ended September 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

	Three months ended
	September 30,	September 30,
	2013	2012
	$	$
Revenues (note 18)	27,002	13,515

Operating expenses (income)
Direct production costs and expense of film and television programs produced	11,076	8,091
Expense of acquired libraries	1,783	217
Amortization of property and equipment and intangible assets	1,349	633
Acquisition costs	1,233	515
Development costs and other	–	58
Selling, general and administrative	8,052	4,066
Share of loss of associates	–	25
Finance expense, net (note 11)	57	137

	23,550	13,742

Income (loss) before income taxes	3,452	(227)

Provision for (recovery of) income taxes (note 10)
Current income taxes	1,406	(3)
Deferred income taxes	(112)	(152)

	1,294	(155)

Net income (loss) for the period	2,158	(72)
Basic earnings per common share (note 16 (a))	0.02	0.00
Diluted earnings per common share (note 16 (b))	0.02	0.00

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Condensed Consolidated Statement of Comprehensive Income (Loss)
For the three-month periods ended September 30, 2013 and 2012

(expressed in thousands of Canadian dollars)

	Three months ended
	September 30,	September 30,
	2013	2012
	$	$

Net income (loss) for the period	2,158	(72)

Other comprehensive income (loss)

Items that may be reclassified subsequently to net income
Cumulative translation adjustment	1,306	(515)
Changes in fair value of available-for-sale investments, net of tax	–	93

Other comprehensive income (loss) for the period	1,306	(422)

Comprehensive income (loss) for the period	3,464	(494)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Condensed Consolidated Statement of Cash Flows
For the three-month periods ended September 30, 2013 and 2012

(expressed in thousands of Canadian dollars)

	Three months ended
	September 30,	September 30,
	2013	2012
	$	$
Cash provided by (used in)

Operating activities
Net income (loss) for the period	2,158	(72)
Charges (credits) to income not involving cash
Amortization of property and equipment	443	422
Amortization of intangible assets	906	211
Unrealized foreign exchange (gain)/loss	(1,083)	36
Share of loss of associates	–	25
Share-based compensation and warrant expense	590	487
Interest on promissory notes	–	1
Deferred tax recovery	(112)	(152)
	2,902	958

Net change investment in film and television programs	7,193	(937)
Net change in other non-cash balances related to operations (note 17)	(9,067)	(3,012)

Cash provided by (used in) operating activities	1,028	(2,991)

Financing activities
Proceeds from repayment of employee share purchase loan and options	532	3
Change in long-term receivables	1,007	–
Increase in deferred financing fees	51	–
Proceeds from employee share purchase loan	–	1
Proceeds from (repayment of) bank indebtedness	2,483	(415)
(Repayment of) proceeds from interim production financing	(6,506)	2,224
Proceeds from long-term debt, net of costs	24,790	–
Decrease in restricted cash	1,169	–
Repayment of long-term debt and obligations under capital lease	(2,623)	(508)

Cash provided by financing activities	20,903	1,305

Investing activities
Business acquisitions, net of cash acquired	(26,894)	–
Acquisition of property and equipment	(440)	(645)

Cash used in investing activities	(27,334)	(645)
Effect of foreign exchange rate changes on cash	(139)	(74)
Net change in cash during the period	(5,542)	(2,405)
Cash - Beginning of period	12,640	19,166
Cash - End of period	7,098	16,761

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

1	Nature of business

DHX Media Ltd. (the “Company”) is a public company, and the ultimate parent, whose common shares are traded on the Toronto Stock Exchange (TSX), admitted on May 19, 2006 (symbol DHX). The Company, incorporated on February 12, 2004 under the laws of the Province of Nova Scotia, Canada, and continued on April 25, 2006 under the Canada Business Corporation Act, develops, produces and distributes films and television programs for the domestic and international markets, as well, the Company manages copyrights, licensing and brands for third parties. The address of the Company’s head office is 1478 Queen Street, Halifax, Nova Scotia, Canada, B3J 2H7.

2	Basis of preparation

The Company prepares its consolidated financial statements (the “financial statements”) in accordance with Canadian generally accepted accounting principles as set out in the Handbook of Chartered Professional Accountants of Canada – Part 1 (“CPA Canada Handbook”), which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements are in compliance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information included in annual financial statements prepared in accordance with IFRS, as issued by the IASB, have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgement in applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, have been set out in note 3 of the Company’s annual consolidated financial statements for the year ended June 30, 2013. These financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended June 30, 2013.

These financial statements have been authorized for issuance by the Board of Directors on November 14, 2013.

3	Significant accounting policies, judgments and estimation uncertainty

Except as otherwise indicated hereunder, these financial statements have been prepared using the same policies and methods as the annual consolidated financial statements of the Company for the year ended June 30, 2013. Refer to note 3 of the Company’s financial statements for the year ended June 30, 2013 for more information on new accounting standards and amendments not yet effective.

New accounting standards adopted during the period

IFRS 10, Consolidated Financial Statements

The IASB issued IFRS 10, “Consolidated Financial Statements” (“IFRS 10”), effective for annual periods beginning on or after January 1, 2013. IFRS 10 replaces portions of IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27”) that addresses consolidation, and supersedes Standing Interpretations Committee (“SIC”) SIC-12 in its entirety. The objective of IFRS 10 is to define the principles of control and establish the basis of determining when and how an entity should be included within a set of consolidated financial statements. IAS 27 has been amended to reflect the issuance of IFRS 10 and retains guidance only for separate financial statements. The Company assessed its consolidation conclusions on July 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries.

(1)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

New accounting standards adopted during the period (continued)

IFRS 11, Joint Ventures

The IASB issued IFRS 11, “Joint Ventures” (“IFRS 11”), effective for annual periods beginning on or after January 1, 2013. IFRS 11 supersedes IAS 31, “Interest in Joint Ventures” and SIC-13, “Jointly Controlled Entities - Non Monetary Contributions by Ventures”. Through an assessment of the rights and obligations in an arrangement, IFRS 11 establishes principles to determine the type of joint arrangement and guidance for financial reporting activities required by the entities that have an interest in arrangements which are controlled jointly. As a result of the issuance of IFRS 10 and IFRS 11, IAS 28, “Investments in Associates and Joint Ventures” (“IAS 28”) was amended to reflect the guidance provided in IFRS 10 and IFRS 11. The Company currently has no interests in joint arrangements, therefore the adoption of this standard had no impact on the Company’s consolidated financial statements.

IFRS 13, Fair Value measurement

The IASB issued IFRS 13, “Fair Value Measurement” (“IFRS 13”) effective for annual periods beginning on or after January 1, 2013. IFRS 13 defines fair value, provides guidance in a single framework for measuring fair value and identifies the required disclosures pertaining to fair value measurement. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at July 1, 2013.

The consolidated financial statements have been prepared under a historical cost basis, except for certain financial assets and financial liabilities, including derivative instruments that are measured at fair value.

4	Acquisitions

i)	On October 22, 2012 (“Cookie Jar Effective Date”), the Company acquired all the outstanding shares of a newly formed company holding all of the assets and select liabilities comprising the business of Cookie Jar Entertainment (“Cookie Jar”), an industry leader in the creation, production and marketing of animated and live-action programming and possessing a library of nearly 6,000 half-hours of programming. Total consideration of $72,403 is comprised of cash of $5,000 and 36,044,492 common shares of the Company valued at $67,403 on the Cookie Jar Effective Date.

The goodwill value of $69,988 arising from the acquisition is attributable to acquired workforces and economies of scale expected from combining the operations for the Company and Cookie Jar. None of the goodwill recognised is deductible for income tax purposes. The fair value of accounts receivable is $31,794. The gross contractual amount for accounts receivable due is $35,339, of which $3,545 is expected to be uncollectible.

The acquisition was accounted for using the purchase method. As such, the results of operations reflect revenue and expenses of the assets of Cookie Jar from the Cookie Jar Effective Date. All special purpose entities have been identified and are accounted for in accordance with the principles of consolidation disclosed in these financial statements.

(2)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

4	Acquisitions (continued)

The Company has finalized the purchase price, which has been allocated to the assets acquired and liabilities assumed based on their estimated fair value as follows:

$
Assets acquired
Cash	2,809
Accounts receivable	31,794
Prepaid expenses and deposits	783
Investment in film and television programs	61,814
Property and equipment	937
Intangible assets	27,140
Goodwill	69,988
195,265

Less: Liabilities assumed	33,856
Accounts payable and accrued liabilities	12,994
Deferred revenue	6,891
Interim production financing	56,742
Long-term debt	8,665
Shareholder loans payable	3,714
Deferred tax liability	122,862
72,403

The Company finalized the purchase price allocation in the quarter ended September 30, 2013. As a result, the Company adjusted the amounts recorded at June 30, 2013 as follows: increased the amount allocated to amounts payable and accrued liabilities by $837, increased the deferred tax liability by $201 and increased goodwill by $1,038. The June 30, 2013 consolidated balance sheet has been adjusted to reflect these changes. There was no impact to net income previously reported.

ii)	On September 13, 2013 (“Ragdoll Effective Date”), the Company, in an effort to expand its library, acquired all the outstanding shares of Ragdoll Worldwide Ltd. (“Ragdoll”), which includes a library of over 500 episodes of programming for popular titles such as Teletubbies, In the Night Garden and Abney & Teal. The consideration of $28,430 is payable in cash, which was funded through an additional term facility (note 8). The purchase price includes an excess cash adjustment and net working capital adjustment based on the opening balance sheet figures, which will be paid to the sellers in the second quarter. The Company has estimated the total adjustment at $993, and has accrued this amount in the purchase price allocation.

The preliminary value of goodwill of $6,820 arising from the acquisition is attributable to the expanded total library of the Company and other synergies from the combined operations. None of the goodwill is expected to be deductible for tax purposes. The fair value of accounts receivable is $647. The gross contractual amount for accounts receivable due is $696, of which $49 is expected to be uncollectible.

The acquisition was accounted for using the purchase method. As such, the results of operations reflect revenue and expenses of the assets of Ragdoll from the Ragdoll Effective Date. All special purpose entities have been identified and are accounted for in accordance with the principles of consolidation disclosed in these financial statements.

(3)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

4	Acquisitions (continued)

The purchase price has been allocated, on a preliminary basis to the assets acquired and liabilities assumed based on their estimated fair value as follows:

$
Assets acquired
Cash	543
Accounts receivable	647
Investment in film and television programs	22,517
Property and equipment	27
Intangible assets	1,585
Goodwill	6,820
32,139
Less: Liabilities assumed
Accounts payable and accrued liabilities	1,191
Deferred tax liability	2,518
3,709
28,430

The Company will finalize the purchase price allocation upon completion of review of certain working capital balances and determination of the fair value of the tangible and intangible assets acquired. Any future adjustment resulting from this review will be recorded as an adjustment to the purchase price allocation.

Ragdoll contributed $1,830 to the Company’s consolidated revenue and $825 to the consolidated net income since the Ragdoll Effective Date.

Had Ragdoll been consolidated from July 1, 2013, the consolidated statement of income would show revenue of $27,088 and net income of $951.

5	Amounts receivable

	September 30,	June 30,
	2013	2013
	$	$
Trade receivables	41,338	38,135
Less: provision for impairment of trade receivables	(1,217)	(1,086)
	40,121	37,049
Goods and services taxes recoverable	1,417	1,855
Federal and provincial film tax credits and other government assistance	36,466	33,945
Amounts receivable	78,004	72,849

The aging of trade receivables is as follows:

	September 30,	June 30,
	2013	2013
	$	$
Less than 60 days	31,603	30,223
Between 60 and 90 days	994	1,202
Over 90 days	7,524	5,624
	40,121	37,049

The Company does not have security over these balances. All impaired trade receivables are older than 90 days.

(4)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

5	Amounts receivable (continued)

Trade receivables, goods and services taxes recoverable, federal and provincial film tax credits receivable and other government assistance are provided for based on estimated irrecoverable amounts as determined by using a combination of historical default experience, any changes to credit quality and management estimates. Goods and services taxes recoverable and federal and provincial film tax credits receivable and other government assistance do not contain any impaired receivables.

Provision for impairment of trade receivables:

	September 30,	June 30,
	2013	2013
	$	$
Opening balance	1,086	105
Provision for receivables	67	907
Receivables written off during the year	–	(49)
Exchange differences	64	123
Closing balance	1,217	1,086

6	Investment in film and television programs

	September 30,	June 30,
	2013	2013
	$	$
Development costs	1,792	1,350
Theatrical and non-theatrical productions in progress
Cost, net of government and third party assistance and third party participation	365	1,296

Acquired participation rights - theatrical and non-theatrical
Cost	90,191	67,673
Accumulated expense	(13,166)	(11,383)
	77,025	56,290
Non-theatrical productions completed and released
Cost, net of government and third party assistance and third party participation	237,571	234,860
Accumulated expense	(179,171)	(171,396)
Accumulated write-downs of investment in film and television programs	(5,406)	(5,406)
	52,994	58,058
	132,176	116,994

The Company expects that 8% of the costs related to theatrical and non-theatrical productions completed and released will be realized during the year ending June 30, 2014. The Company expects that 40% of the costs related to theatrical and non-theatrical productions completed and released will be realized during the period ending June 30, 2016. The Company expects that over 61% of the costs related to productions completed and released will be realized by June 30, 2018.

During the three months ended September 30, 2013, interest of $264 (September 30, 2012 - $221) has been capitalized to investment in film and television programs.

(5)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

6	Investment in film and television programs (continued)

The continuity of investment in film and television programs is as follows:

	September 30,	June 30,
	2013	2013
	$	$
Net opening investment in film and television programs	116,994	44,163
Productions acquired (note 4)	22,517	61,814
Cost of productions (completed and released and productions in progress), net of government and third party assistance and third party participation	2,326	41,339
Increase (decrease) in development costs	442	(1,593)
Expense	(9,558)	(28,691)
Write-down of certain investment in film and television programs	–	(608)
Exchange differences	(545)	570
	132,176	116,994

7	Goodwill

The continuity of goodwill is as follows:
	September 30,	June 30,
	2013	2013
	$	$
Opening net book value	81,840	11,800
Acquired on Cookie Jar and Ragdoll (note 4)	6,820	69,988
Exchange differences	812	52
	89,472	81,840

8	Bank indebtedness, interim production financing, long-term debt and obligations under capital lease

	September 30,	June 30,
	2013	2013
	$	$
Bank indebtedness	7,483	5,000
Interim production financing	31,169	37,676
Long-term debt and obligations under capital lease	71,330	49,443
Interest bearing debt and obligations under capital lease	109,982	92,119
Amount due within 12 months	(44,636)	(46,653)
Amount due beyond 12 months	65,346	45,466

a)	Bank indebtedness

On October 22, 2012, the Company entered into a credit agreement (the “Senior Secured Credit Facilities”) with a syndicate of lenders, which provides for a revolving facility (the “Revolving Facility”) and a term facility (the “Term Facility”). The Revolving Facility is available to a maximum amount of $20,000, maturing on October 22, 2016. The Revolving Facility may be drawn down by way of either $CDN bankers acceptances, $CDN prime, $USD base rate or, $USD, €EUR and/or £GBP LIBOR advances (the “Drawdown Rate”) and bears interest at a floating rate ranging from the Drawdown Rate + 1.25% to 3.25%.

(6)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

8	Bank indebtedness, interim production financing, long-term debt and obligations under capital lease (continued)

a)	Bank indebtedness (continued)

On September 13, 2013, the Company amended the Senior Secured Credit Facilities agreement (the “Amended Senior Secured Credit Facilities”) to permit the Company to complete the Ragdoll acquisition (note 4). The Amended Senior Secured Credit Facilities provides for an additional drawing on the Term Facility (the “Ragdoll Term Facility”).

All amounts borrowed pursuant to the Amended Senior Secured Credit Facilities are guaranteed by the Company and certain of its subsidiaries (the “Guarantors”) with both the Company and the Guarantors providing a first priority security interest in respect of all of their capital stock in favour of the syndicate of lenders and all present and subsequently acquired real and personal property of the Company and the Guarantors.

Under the Amended Senior Secured Credit Facilities, the Company is required to comply with certain covenants, including maintaining a fixed charge ratio of greater than 1.5:1 and a leverage ratio of less than (1) 3.0:1 for quarters ending September 30, 2013, December 31, 2013 and March 31, 2014, (2) 2.5:1 for quarters ending June 30, 2014 and September 30, 2104, and (3) 2.0:1 for quarters ending December 31, 2014 and for each quarter ending thereafter. As at September 30, 2013, the Company was in compliance with all covenants.

b)	Interim production financing

	September 30,	June 30,
	2013	2013
	$	$
Interim production credit facilities with various institutions, bearing interest at bank prime plus 0.65% to 12%. Assignment and direction of specific production financing and licensing contracts receivable, with a net book value of approximately $41,213 at September 30, 2013 (June 30, 2013 - $55,667). Certain facilities are secured by a restricted cash balance of $109 at September 30, 2013 (June 30, 2013 - $1,278)	31,169	37,676

During the three months ended September 30, 2013, the Canadian bank prime rate averaged 3.00% (year ended June 30, 2013 – 3.00%).

c)	Long-term debt and obligations under capital leases

The Senior Secured Credit Facilities entered into on October 22, 2012 provide for a Term Facility with an initial principal amount of $50,000, maturing on October 22, 2016, repayable in annual amortization payments (as a percentage of the initial principal amount of the Term Facility) of 7% in 2013, 8% in 2014, 12% in 2015 and 13% in 2016, payable in equal quarterly installments, with the full remaining amount due on maturity. The Term Facility may be drawn down by way of the Drawdown Rate and bears interest at a floating rate ranging from the Drawdown Rate + 1.25% to 3.25%.

The Amended Senior Secured Credit Facilities entered into on September 13, 2013 provide for a Ragdoll Term Facility with an initial principal amount of $25,000, maturing on October 22, 2016, repayable in annual amortization payments (as a percentage of the initial principal amount of the Ragdoll Term Facility) of 2% in 2014, 3% in 2015 and 3.25% in 2016, payable in equal quarterly installments, starting December 31, 2013 with the full remaining amount due on maturity. The Ragdoll Term Facility may be drawn down by way of the Drawdown Rate and bears interest at a floating rate ranging from the Drawdown Rate + 1.25% to 3.25%.

(7)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

8	Bank indebtedness, interim production financing, long-term debt and obligations under capital lease (continued)

c)	Long-term debt and obligations under capital leases (continued)

	September 30,	June 30,
	2013	2013
	$	$

Term Facility and Ragdoll Term Facility entered into pursuant to the Amended Senior Secured Credit Facilities (note 8 (a) and (c)), net of issue costs of $1,705 (June 30, 2013 - $1,610). As at September 30, 2013 the Term Facility and Ragdoll Facility consisted of 45,370 USD and 15,301 GBP, excluding issue costs, respectively (June 30, 2013 47,752 USD)	70,565	48,616

Obligation under various capital leases, with total quarterly instalments of $99, bearing interest at rates ranging from 4.0% to 9.8%, maturing on dates ranging from January 2014 to February 2017 of which $47 is denominated in USD (June 30, 2013 - $176)	765	827
	71,330	49,443
Less: Current portion	(5,984)	(3,977)
	65,346	45,466

The aggregate amount of gross principal repayments required net of deferred financing fees in each of the next four years is as follows:

$

Year ending June 30, 2014	5,984
2015	8,983
2016	56,350
2017	13

The Company has the following undrawn borrowing facilities:

	September 30,	June 30,
	2013	2013
	$	$
Bank indebtedness	12,517	15,000

(8)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

9	Share capital and contributed surplus

a)	Common shares

During the three month period ended September 30, 2013, the Company issued 4,647 common shares, at an average price of $3.08, as part of the Company’s employee share purchase plan (September 30, 2012 - 2,443 at $1.26 per share).

During the three month period ended September 30, 2013, 470,000 shares were issued out of treasury at an average price of $1.10 upon exercise of options by employees and a director for total proceeds of $518.

b)	Stock options

On September 26, 2013, 350,000 stock options were issued to employees at $3.31 per share, vesting immediately and over four years, expiring on September 26, 2018.

During the three month period ended September 30, 2013, 470,000 stock options were exercised at an average price of $1.10 per common share (September 30, 2012 - $nil).

The weighted average grant date fair value of stock options and assumptions using the Black-Scholes option pricing model for the three months ended September 30, 2013 is as follows:

September 30,
2013
Weighted average grant value date	$1.26
Risk-free interest rate	1.74%
Expected option life	4 years
Expected volatility	52%
Expected dividend yield	1.33%

Changes in the assumptions can materially affect the fair value estimate and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the stock options.

(9)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

10	Income taxes

Significant components of the Company’s deferred income tax liability as at September 30, 2013 and June 30, 2013 are as follows:

	September 30,	June 30,
	2013	2013
	$	$

Leasehold inducement	170	170
Foreign tax credits	287	287
Deferred production revenue	52	74
Participation payables and capital lease obligations and other liabilities	64	45
Property and equipment	11	28
Share issuance costs and deferred financing fees	1,010	1,072
Investment in film and television programs	(10,615)	(7,977)
Intangible assets	(4,292)	(4,342)
Non-capital losses and other	7,303	7,039
Deferred income tax liability	(6,010)	(3,604)

Deferred income tax liabilities have not been recognized for the withholding tax and other taxes that would be payable on unremitted earnings of certain subsidiaries, as such amounts are permanently reinvested. Unremitted earnings totalled $4,424 at September 30, 2013 (June 30, 2013 - $4,352).

The reconciliation of income taxes computed at the statutory tax rates to income tax expense (recovery) is as follows:

	Three months ended
	September 30,	September 30,
	2013	2012
	$	$

Income tax expense based on combined federal and provincial tax rates of 31% (September 30, 2012 – 37.0%)	1,066	(84)
Income taxes increased (reduced) by:
Share-based compensation	183	156
Tax rate differential	171	44
Recognition of previously unrecognized tax assets	–	(274)
Other	(126)	3
Provision for (recovery of) income taxes	1,294	(155)

As at September 30, 2013, the Company has losses carried forward of $1.2 million and capital losses carried forward of $0.8 million for which no deferred tax asset has been recorded. The Company operates in multiple jurisdictions with differing tax rates. The Company’s effective tax rates are dependent on the jurisdiction to which income relates. The Company’s effective tax rate for fiscal 2014 is estimated to be 31% (September 30, 2012 - 37.0%) based on jurisdictions in which the income was earned.

(10)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

11	Finance income and finance expense

Finance income and finance expense are comprised of the following:

	Three months ended
	September 30,	September 30,
	2013	2012
	$	$

Finance income
Interest income	36	7
Net foreign exchange gain (loss)	521	(44)
	557	(37)
Finance expense
Interest expense on bank indebtedness	63	75
Interest expense on long-term debt and obligations under capital lease	551	25
	614	100
Net finance expense	(57)	(137)

12	Expenses by nature and employee benefit expense

The following sets out the expenses by nature:

	Three months ended
	September 30,	September 30,
	2013	2012
	$	$

Investment in film and television programs
Direct production and other costs	3,301	6,405
Expense of film and television programs	7,775	1,686
Expense of acquired library	1,783	217
Development expenses and other	–	573
Office and administrative	2,708	1,033
Warrant expense	–	390
Share of loss of associates	–	25
Finance expense, net	57	137
Investor relations and marketing	232	28
Professional and regulatory	1,457	59
Amortization of property and equipment and intangible assets	1,349	633
	18,662	11,186
The following sets out the components of employee benefits expense:

Salaries and employee benefits	4,298	2,457
Share-based compensation	590	97
Termination benefits	–	2
	4,888	2,556
	23,550	13,742

(11)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

13	Financial instruments

a)	Interest rate risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates as its bank indebtedness interim production financing, certain long-term debt and a portion of cash bear interest at floating rates. A 1% fluctuation would have an approximate $900 to $1,100 effect on net income.

b)	Liquidity risk

The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of capital leases and maintaining credit facilities (note 8). As at September 30, 2013, the Company had cash on hand of $7,098 (June 30, 2013 - $12,640).

Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights, the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.

The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s recent diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from year to year. The Company maintains appropriate cash balances and has access to financing facilities to manage fluctuating cash flows.

c)	Currency risk

The Company’s activities involve holding foreign currencies and incurring production costs and earning revenues denominated in foreign currencies. These activities result in exposure to fluctuations in foreign currency exchange rates. The Company periodically enters into foreign exchange purchases contracts to manage its foreign exchange risk on USD, GBP and Euro denominated contracts. At September 30, 2013, the Company revalued its financial instruments denominated in a foreign currency at the prevailing exchange rates. A 1% change in the USD, GBP or Euro exchange rate would have less than a $250 effect on net income and minimal affect on the balance sheet items.

d)	Contractual maturity analysis for financial liabilities

		Less than	1 to 3	4 to 5	After 5
	Total	1 year	years	years	years
	$	$	$	$	$

Bank indebtedness	7,483	7,483	–	–	–
Interim production financing	31,169	31,169	–	–	–
Long-term debt	72,267	6,185	66,082	–	–
Obligations under capital lease	768	356	398	14	–
	111,687	45,193	66,480	14	–

Payments noted above exclude issue costs and do not include interest.

(12)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

13	Financial instruments (continued)

e)	Fair values

The maximum exposure to credit risk for cash, short-term investments, deposits and trade and other receivables approximate the amount recorded on the consolidated balance sheets.

Management believes the carrying amounts reported on the financial statements for cash, short-term investments, amounts receivable, accounts payable and accrued liabilities and current portion of long-term debt and obligations under capital lease all approximate their fair values due to their immediate or short-term maturities or variable interest rates. Interim production financing and bank indebtedness were renegotiated during the year ended June 30, 2013 and the quarter ended September 30, 2013, to reflect current interest rates; therefore, management believes the carrying amounts also approximate their fair values.

The fair value of the non-current portion of long-term debt and obligations under capital lease is set out below and is estimated using discounted cash flow analyses based on discount rates that reflect current market conditions for instruments with similar terms and risks.

	September 30,		June 30,
	2013		2013
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	$	$	$	$

Long-term debt and obligations under capital lease	65,346	65,266	45,466	44,303

Fair value estimates are made at a specific point in time on relevant market information. These are estimates and involve uncertainties and matters of significant judgment and cannot be determined with precision. Change in assumptions and estimates could significantly affect fair values.

14	Commitments and contingencies

Commitments

The Company has entered into various operating leases for operating premises and equipment. The future aggregate minimum payments under these operating leases are as follows:

$
Year ending June 30, 2014	2,338
2015	2,076
2016	1,597
2017	1,155
2018	996
beyond 2018	439

(13)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

14	Commitments and contingencies (continued)

Contingencies

The Company is, from time to time, involved in various claims, legal proceedings and complaints arising in the normal course of business and as such, provisions have been recorded where appropriate. Management does not believe that the final determination of these claims will have a material adverse effect on the financial position or results of operations of the Company. The maximum exposure at September 30, 2013 and June 30, 2013, related to the above matters is estimated at $400.

15	Capital disclosures

The Company’s objectives when managing capital are to provide an adequate return to shareholders, safeguard its assets, maintain a competitive cost structure and continue as a going concern in order to pursue the development, production, distribution and licensing of its film and television properties. During the three months ended September 30, 2013, the Company declared dividends totaling $1,132 (three months ended September 30, 2012: $nil) which has been accrued in these financial statements and was paid subsequent to September 30, 2013, the balance of the Company’s cash is being used to maximize ongoing development and growth effort.

The Company’s capital is summarized in the table below:

	September 30,	June 30,
	2013	2013
	$	$
Total bank indebtedness, long-term debt and obligations under capital lease	78,813	54,443
Less: Cash	(7,098)	(12,640)
Net debt	71,715	41,803
Total Shareholders’ Equity	166,329	162,875
	238,044	204,678

To facilitate the management of its capital structure, the Company prepares annual expenditure operating budgets that are updated as necessary depending on various factors including industry conditions and operating cash flow. The annual and updated budgets are reviewed by the Board of Directors.

The Company has been in compliance with all debt covenants of the Amended Senior Secured Credit Facilities.

(14)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

16	Earnings per common share

a)	Basic

Basic earnings per share is calculated by dividing the net income by the weighted average number of common shares in issue during the period.

	Three months ended
	September 30,	September 30,
	2013	2012
	$	$
Net income (loss)	2,158	(72)
Weighted average number of common shares	102,777,511	53,071,074
Basic earnings per common share	0.02	0.00

b)	Diluted

Diluted earnings per common share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potentially dilutive instruments which are convertible into common shares. The Company has two categories of potentially dilutive instruments which are convertible into common shares: stock options and warrants. For both the stock options and the warrants, a calculation is completed to determine the number of common shares that could have been acquired at fair value (determined as the average market price of the Company’s outstanding common shares for the period), based on the monetary value of the subscription rights attached to the stock options and warrants. The number of shares calculated above is compared with the number of shares that would have been issued assuming exercises of the warrants and stock options.

For the three months ended September 30, 2013, the weighted average number of potentially dilutive instruments, comprised of shares issuable in respect of warrants and stock options, was 3,737,971 (September 30, 2012 - nil).

	Three months ended
	September 30,	September 30,
	2013	2012
	$	$
Net income (loss)	2,158	(72)
Weighted average number of common shares	106,515,482	53,071,074
Diluted earnings per common share	0.02	0.00

(15)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

17	Net change in other non-cash balances related to operations

	Three months ended
	September 30,	September 30,
	2013	2012
	$	$
Increase in amounts receivable	(2,984)	(3,180)
Decrease (increase) in prepaid expenses and deposits	329	(325)
Increase in accounts payable and accrued liabilities	2,003	1,261
Decrease in deferred revenue	(8,794)	(768)
Increase in long-term deferred revenue	379	–
	(9,067)	(3,012)
During the year, the Company paid and received the following:
Interest paid	885	313
Interest received	36	7
Taxes paid	8	18

18	Revenues and segmented information

The Company operates production and distribution entities and offices throughout Canada, the United States and the United Kingdom. In measuring performance, the Company does not distinguish or group its core production, distribution and merchandising operations (“Core Business”) on a geographic or any other basis. During the year ended June 30, 2013, the Company determined that a subsidiary of Cookie Jar (note 4) which manages copyrights, licensing and brands for third parties (“CPLG”), is a separate reportable segment; accordingly, the Company has two reportable segments for disclosure purposes starting in October 2012, when CPLG was acquired as part of the Cookie Jar Acquisition. Prior to this there was one reportable segment.

Revenue and segment profit

		Core
	CPLG	Business	Consolidated

Three months ended September 30, 2013
Revenues	2,489	24,513	27,002
Direct production cost and expenses, general and administrative expenses	2,523	18,388	20,911
Segment profit (loss)	(34)	6,125	6,091
Amortization			1,349
Finance expense, net			57
Other expense, net			1,233
Income before income taxes			3,452
(16)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

18	Revenues and segmented information (continued)

The following table presents further details on revenue derived from the following areas:

	Three months ended
	September 30,	September 30,
	2013	2012
	$	$
Core Business
Production revenue	10,581	1,517
Distribution revenue	6,962	1,334
Producer and service fee revenue	4,107	6,836
Merchandising and licensing and other revenue	2,863	3,828
	24,513	13,515
CPLG	2,489	–
	27,002	13,515

Of the Company’s $27,002 in revenues for the three months ended September 30, 2013 (2012 - $13,515), $19,574 was attributable to the Company’s entities based in Canada (2012 - $8,212), $2,243 (2012 - $5,303) was attributable to the Company’s entities based in the USA and $5,185 (2012 - $nil) was attributable to the Company’s entities based outside of Canada and the USA.

As at September 30, 2013, the following non-current assets were attributable to the Company’s entities based in the USA: $576 of property and equipment, $378 of intangible assets, and $650 of goodwill (June 30, 2013 - $728, $656, $656, respectively). As at September 30, 2013, the following non-current assets were attributable to the Company’s entities based outside of Canada and the USA: $562 of property and equipment and $11,135 of intangible assets (2012 - $nil, $nil, respectively). All other non-current assets were attributable to the Company’s entities based in Canada.

At September 30, 2013, the following non-current assets were attributable to CPLG: $804 of property and equipment and $13,121 of intangible assets (June 30, 2013 - $554 and $11,135).

19	Seasonality

Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.

The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s recent diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from year to year.

(17)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended September 30, 2013

(expressed in thousands of Canadian dollars, except for amounts per share)

20	Accumulated other comprehensive loss

As at September 30, 2013, accumulated other comprehensive loss was comprised of cumulative translation adjustments of $1,494 (June 30, 2013 – $2,800).

21	Subsequent events

a)	On November 4, 2013, the Company filed a preliminary short form prospectus to qualify the distribution (the “Offering”) of 9,725,000 common shares of the Company at a price of $3.60 per common for aggregate gross proceeds of $35,010. The Offering is made pursuant to an underwriting agreement with a syndicate of underwriters led by Canaccord Genuity Corp. (the “Underwriters”). In addition, the Company has also granted to the Underwriters an overallotment exercisable at any time up to 30 days after closing of the Offering to acquire up to an additional 1,458,750 common shares of the Company at a price of $3.60 per common share. The net proceeds from the Offering will be used to repay certain bank indebtedness, to fund future potential acquisitions and for general corporate purposes.

b)	Subsequent to September 30, 2013, 75,000 options were exercised by employees and a director to acquire common shares for proceeds of $59.

(18)